                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                               _________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                           Vertex Interactive, Inc.
                               (Name of Issuer)

                        Common Stock, $.005 Par Value
                       (Title of Class of Securities)

                                  925322109
                               (CUSIP Number)

                             NICHOLAS R. H. TOMS
                      EDWARDSTONE & COMPANY, INCORPORATED
                         600 MADISON AVE, 26TH FLOOR
                          NEW YORK, NEW YORK 10022
                               (212)832-2700

               (Name, address and telephone number of person authorized to receive notices and communications)

                                  Copy to:

                           Jeffrey D. Marks, Esq.,
                    Law Offices of Jeffrey D. Marks, Esq.
                             415 Clifton Avenue
                         Clifton, New Jersey 07015
                                (973)253-8855

                             September 23, 1999

            (Date of event which requires filing of this statement)

	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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                           SCHEDULE 13D

CUSIP No. 925322109                               Page 1 of 5 Pages

_________________________________________________________________
1	NAME OF REPORTING PERSONS
        I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

         Edwardstone & Company, Incorporated

_________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[ ]
                                                        (b)[X]

 ________________________________________________________________
 3  SEC USE ONLY

 ________________________________________________________________
 4  SOURCE OF FUNDS

 ________________________________________________________________
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(c)                         [ ]

 ________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
 ________________________________________________________________

  NUMBER OF     7  SOLE VOTING POWER

   SHARES                       0

 BENEFICIALLY   8  SHARED VOTING POWER

   OWNED BY     _______________________________________________
    EACH        9  SOLE DISPOSTIVE POWER

  REPORTING                          0
 PERSON WITH   10 SHARED DISPOSITIVE POWER
               _________________________________________________

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     0
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                            [ ]

 ________________________________________________________________
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0
 14 TYPE OF REPORTING PERSON
                                    co

INTRODUCTION

 	This statement on Schedule 13D (Amendment No. 1) (the "Statement") constitutes an amendment to the initial filing by Edwardstone & Company, Incorporated, a Delaware corporation ("Edwardstone"), dated September 27, 1999 with respect to the beneficial ownership of shares of common stock, par value $.005 per share (the "Common Stock", of Vertex Interactive, Inc., a New Jersey corporation. (the "Company") (formerly Vertex Industries, Inc.)

	This Statement is being filed by Edwardstone.

ITEM 1. SECURITY AND ISSUER

	The title of the class of equity securities to which this Statement on Schedule 13D (Amendment No. 1) relates is the common stock, par value $.005 per share (the "Common Stock"), of Vertex Interactive, Inc., a New Jersey corporation (the "Company"). The address of the Company's principal executive office is 23 Carol Street, P.O. Box 996, Clifton, New Jersey 07014.

ITEM 2. IDENTITY AND BACKGROUND

	No Change

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	Edwardstone initially acquired 5,449,642 shares of Common Stock pursuant to a Subscription Agreement, dated as of June 21, 1999 as amended on August 23, 1999 and September 13, 1999, by and among Edwardstone, MidMark Capital, L.P., a Delaware limited partnership ("MidMark") and the Company (as amended, the "Subscription Agreement"). Such Subscription Agreement is attached as Exhibits 1, 2, and 3, to the 13D dated September 27, 1999. Such shares were purchased by Edwardstone with the working capital of Edwardstone and a $250,000 personal loan acquired by Nicholas Toms, the Chief Executive Officer of Edwardstone, from Bank of America, at an aggregate cost of $5,000,000. On September 23, 1999, Edwardstone distributed the Common shares it had acquired on behalf of its investor group, except for 384,428 shares, to each member of the group as his, her or its interests appeared on such date. On September 27, 1999, Edwardstone transferred 384,428 shares of Common Stock to the PSS Shareholders (as such term is defined in the Subscription Agreement).

ITEM 4. PURPOSE OF TRANSACTION

	On September 23, 1999, Edwardstone distributed the Common shares it had acquired on behalf of its investor group, except for 384,428 shares, to each member of the group as his, her or its interests appeared on such date. On September 27, 1999, Edwardstone transferred 384,428 shares of Common stock to the PSS Shareholders (as such terms is defined in the Subscription Agreement).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Edwardstone beneficially owns 0 shares of Common Stock.
(b)	Edwardstone has the sole power to vote, direct the
        voting of, dispose of and direct the disposition of 0 shares of Common Stock of the Company.
(c)	Except as described in paragraph (a) above, neither the
        Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons referred to in
        Schedule I attached hereto, has effected any
        transactions in the Common Stock during the past 60
        days.
(d)	Not applicable.
(e)	Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

	Except as described herein, the Reporting Person nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

	No change.
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                           SIGNATURES

	After reasonable inquiry and to the best knowledge and belief of the Reporting Person, such person or entity certifies that the information set forth in this Schedule 13D (Amendment No. 1) is true, complete and correct and agrees that this statement is filed on behalf of them.

Dated:  April 6, 2000
EDWARDSTONE & COMPANY, Incorporated



                                     By: /s/ Nicholas R.H. Toms
                                     Name:  Nicholas R.H. Toms
                                     Title: Chief Executive Officer

                                SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

	The names, present principal occupations and business
addresses of the directors and executive officers of Edwardstone are set forth below. The directors' or executive officer's
business address is that of the Reporting Person. Unless
otherwise indicated, each occupation set forth opposite an
individual's name refers to the Reporting Person.
_________________________________________________________________


Directors				Office
Citizenship			_______

Hugo H. Biermann		President of Edwardstone
Ireland
Nicholas R.H. Toms              Chairman and Chief Executive Officer of
United Kingdom                  Edwardstone



Officers                        Office
Citizenship			______

Hugo H. Biermann		See information under Directors
Ireland
Nicholas R.H. Toms		See information under Directors
United Kingdom
Victoria Schweizer		Secretary
United States